i-80 Gold Establishes At-the-Market Equity Program

Reno, Nevada, August 12, 2024 - i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) ("i-80", or the "Company") is pleased to announce that is has established an at-the-market equity program (the "ATM Program").

The ATM Program has been implemented pursuant to the terms of an equity distribution agreement dated August 12, 2024 (the "Equity Distribution Agreement"), among the Company, National Bank Financial Inc., Canaccord Genuity, Stifel Nicolaus Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc., National Bank of Canada Financial Inc., Stifel, Nicolaus & Company, Incorporated, RBC Capital Markets, LLC and Scotia Capital (USA) Inc. (collectively, the "Agents"). The ATM Program will allow i-80, through the Agents, to, from time to time, offer and sell in Canada and the United States through the facilities of the Toronto Stock Exchange (the "TSX") and the NYSE American stock exchange (the "NYSE American") such number of common shares in the capital of the Company (the "Shares") as would have an aggregate offering price of up to US$50 million. Sales of the Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions and an "at-the-market offering" as defined in Rule 415 under the United States Securities Act of 1933, as amended, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for common shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The Shares that may be issued by the Company under the ATM Program have been conditionally approved for listing on the TSX and the NYSE American.

The offering of Shares under the ATM Program is being made pursuant to a prospectus supplement dated August 12, 2024 (the "Canadian Prospectus Supplement") to the final short form base shelf prospectus filed on June 21, 2024 (the "Canadian Shelf Prospectus"), each filed with the securities commissions in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated August 12, 2024 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus contained in its registration statement on Form F-10 (the "U.S. Base Prospectus") filed with the United States Securities and Exchange Commission ("SEC") on June 24, 2024.

The ATM Program is expected to be effective until the earlier of the date that the aggregate gross sales proceeds of the Shares sold under the ATM Program reaches the aggregate amount of US$50.0 million (or the equivalent in Canadian dollars) and on or about the end of the Company's first quarter, unless terminated before such time or otherwise in accordance with the Equity Distribution Agreement. The timing and extent of the use of the ATM Program will be at the discretion of the Company. Accordingly, total gross proceeds from equity offerings under the ATM Program, if any, could be significantly less than US$50 million.

The Company intends to use any proceeds from the ATM Program to advance the exploration, development, expansion, the repayment of debt, and working capital requirements of the Company's McCoy Cove Project, Granite Greek Project, Lone Tree Project, Ruby Hill Project and for general corporate and working capital purposes. Actual allocation of the proceeds may vary depending on the amount raised, the time periods during which the proceeds are raised and future developments in relation to the Company's projects and unforeseen events.

Potential investors should read the Canadian Prospectus Supplement, the Canadian Shelf Prospectus, the U.S. Prospectus Supplement, the U.S. Base Prospectus and other documents the Company has filed with the securities commissions of the provinces and territories of Canada and the SEC for more complete information about i-80 and the ATM Program. Copies of the Canadian Shelf Prospectus and the Canadian Prospectus Supplement can be found on i-80's profile on SEDAR+ at www.sedarplus.ca and copies of the U.S. Base Prospectus and U.S. Prospectus Supplement can be found on i-80's profile on EDGAR at www.sec.gov. Potential investors can also request printed or electronic copies of these documents by contacting National Bank Financial Inc., Gavin Brancato by email at gavin.brancato@nbc.ca or by phone at +1 416-869-7568.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such jurisdiction.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:

Ewan Downie - CEO

Ryan Snow - CFO

Matt Gili - President & COO

Matthew Gollat - Executive Vice-President

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the future issuance of Shares sold under the ATM Program; the aggregate gross proceeds of the ATM Program; and the use of proceeds from any sales of Shares under the ATM Program, and the Company's other future plans and expectations. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.